UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

AMERICAN INDEPENDENCE CORP.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

026760 40 5

(CUSIP Number)

Ms. Teresa A. Herbert

96 Cummings Point Road

Stamford, Connecticut 06902

(203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 29, 2005

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP NO.: 026760 40 5 SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Independence Holding Company 58-1407235

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) ⃞

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		⃞

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 1,084,433
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,084,433
		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,041,640

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Independence Holding Company disclaims beneficial ownership as to 2,761,154 shares beneficially owned by Madison Investors Corporation and as to 196,053 shares owned by Madison National Life Insurance Company, Inc.

[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.8%

14	TYPE OF REPORTING PERSON
CO

CUSIP NO.: 026760 40 5 SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Madison National Life Insurance Company, Inc. 39-0990296

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) ⃞

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		⃞

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 196,053
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 196,053
		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,957,207

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	Madison National Life Insurance Company, Inc. disclaims beneficial ownership of 2,761,154 shares beneficially owned by Madison Investors Corporation.		[x]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0%

14	TYPE OF REPORTING PERSON
CO

CUSIP NO.: 026760 40 5 SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Madison Investors Corporation 39-1746479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) ⃞

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		⃞

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 2,761,154
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 2,761,154
		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,761,154

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
⃞

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.7%

14	TYPE OF REPORTING PERSON
CO

                This Amendment No. 5 to Schedule 13D is filed by Independence Holding Company, a Delaware corporation ("IHC"), Madison National Life Insurance Company, Inc. ("MNL"), a Wisconsin corporation, and Madison Investors Corporation, a Delaware corporation ("Madison"), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 5 to the Schedule 13D amends and supplements the Schedule 13D, as filed with the Securities and Exchange Commission (the "Commission") on August 8, 2002, relating to the common stock, par value $0.01 per share (the "Common Stock"), of American Independence Corp., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined in this Amendment No. 5 to Schedule 13D have the meaning given to them in such Schedule 13D.

Item 3:     Source and Amount of Funds and Other Consideration.

                Item 3 is hereby amended by adding the following paragraph to the end thereof:

                MNL acquired 196,053 shares of Common Stock on August 29, 2005. The total amount of funds expended by MNL for the purchase was $2,533,985 from its working capital.

Item 4:     Purpose of Transaction.

                Item 4 is hereby amended by adding the following paragraph to the end thereof:

                MNL acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes and to increase its equity interest in the Company.

Item 5:     Interest in Securities of the Issuer.

                Paragraph (a) of Item 5 is hereby amended by:

(1) changing, in the paragraph concerning Mr. Robert P. Ross, the number of shares, of which Mr. Ross is the beneficial owner of and has the sole power to vote and dispose of, from "30,166" to "30,116";

(2) adding the following paragraph to the end of Paragraph (a) of Item 5:

                As of August 29, 2005, IHC beneficially owns an aggregate of 4,041,640 shares of Common Stock (including 196,053 shares owned by MNL, and 2,761,154 shares owned by Madison), representing approximately 47.8% of the outstanding shares of Common Stock based upon the 8,451,223 shares of Common Stock reported by the Company to be issued and outstanding as of August 9, 2005 as reported in the Company's Form 10-Q for the period ended June 30, 2005.

                Paragraph (c) of item 5 is hereby amended by adding the following paragraph to the end thereof:

                Except as set forth below, no person named in response to Paragraph (a) has effected any transaction in shares of the Common Stock of the Company since the most recent filing of Schedule 13 D (Amendment No. 4) on August 22, 2005:

                IHC acquired 50,000 shares of the Common Stock, at $14.00 per share, in a private purchase on August 24, 2005.

Item 7.     Material to be Filed as Exhibits

Exhibit No.                                                                                                       Description

99.2                                                                                                                  Agreement of Joint Filing

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                                         INDEPENDENCE HOLDING COMPANY

                                                                                                                         By: /s/ Teresa A. Herbert_____________

                                                                                                                         Teresa A. Herbert, Senior Vice President

                                                                                                                        MADISON INVESTORS CORPORATION

                                                                                                                        By: /s/ Teresa A. Herbert________________

                                                                                                                         Teresa A. Herbert, Vice President

MADISON NATIONAL LIFE

INSURANCE COMPANY, INC.

By: /s/ David T. Kettig________________

David T. Kettig, Vice President

EXHIBIT 99.2

AGREEMENT OF JOINT FILING

            Pursuant to Rule 13d-1 (k) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 29, 2005.

                                                                                                                INDEPENDENCE HOLDING COMPANY

                                                                                                                By: /s/ Teresa A. Herbert________________

                                                                                                                Teresa A. Herbert, Senior Vice President

                                                                                                                MADISON INVESTORS CORPORATION

                                                                                                                By: /s/ Teresa A. Herbert________________

                                                                                                                Teresa A. Herbert, Vice President

                                                                                                                MADISON NATIONAL LIFE

                                                                                                                INSURANCE COMPANY, INC.

                                                                                                                By: /s/ David T. Kettig________________

                                                                                                                David T. Kettig, Vice President